UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CTI BioPharma Corp.

(Name of Subject Company)

CTI BioPharma Corp.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12648L601

(CUSIP Number of Class of Securities)

Adam R. Craig

President, Chief Executive Officer and Interim Chief Medical Officer

3101 Western Avenue, Suite 800

Seattle, Washington 98121

(206) 282-7100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Katherine D. Ashley Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005 (202) 371-7000	Ryan A. Murr Branden C. Berns Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105 (415) 393-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by CTI BioPharma Corp., a Delaware corporation (“CTI”) with the Securities and Exchange Commission (the “SEC”) on May 25, 2023, relating to the tender offer by Cleopatra Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned, indirect subsidiary of Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company (“Sobi”), to purchase all of the issued and outstanding shares of CTI common stock, par value $0.001 per share (the “Shares”), for $9.10 per Share, net to the seller in cash, without interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2023 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 5 is being filed to reflect certain updates as set forth below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following new section entitled “Expiration of the Offering Period” is added before the final section entitled “Forward-Looking Statements” on page 43:

“At one minute following 11:59 p.m., Eastern Time, on June 23, 2023, the Offer expired. Computershare Trust Company, N.A., the depositary for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 110,640,230 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 83.8% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares tendered and not validly withdrawn pursuant to the Offer.

Sobi and Purchaser will complete the acquisition of CTI on June 26, 2023 by consummating the Merger pursuant to the Merger Agreement at approximately 8:00 a.m. Eastern Time without a meeting or vote of CTI stockholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, the Shares not tendered pursuant to the Offer (other than the Excluded Shares and Dissenting Shares) will each be converted into the right to receive cash in an amount equal to the Offer Price, without interest, and subject to any withholding of taxes thereon.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Capital Market. CTI and Sobi intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of CTI’s reporting obligations under the Exchange Act as promptly as practicable.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2023

CTI BioPharma Corp.

By:	/s/ David H. Kirske
	Name:	David H. Kirske
	Title:	Chief Financial Officer

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